Exhibit 99.1

BTQ Technologies to Host Live Webinar on Q2 2026 Financial Results and General Corporate Update

VANCOUVER, BC, Aug. 11, 2026 /CNW/ -- BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ),  a global technology company building the trust infrastructure for the quantum era, is pleased to announce that it will hold a shareholder call on Friday, August 14, 2026, at 12:00 p.m. EST to discuss its quarterly financial results and provide a general corporate update. The call will follow the release of the Company's Q2 2026 financial statements, which will be issued after market close on Thursday, August 13, 2026.

IMPORTANT – To register for the webcast see below:

When: August 14, 2026
Time: 12:00 PM Eastern Time
Topic: BTQ Technologies Shareholder Call to Discuss Q2 2026 Financial Results and Corporate Update

Register in advance for this webinar:
https://us05web.zoom.us/webinar/register/WN_AxRgJ9UVR4O5W2jKBvlK4w

After registering, you will receive a confirmation email containing information about joining the webinar.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE BTQ Technologies Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2026/11/c1387.html

%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com

CO: BTQ Technologies Corp.

CNW 16:58e 11-AUG-26